Exhibit 3.1

DRAFT 14 JANUARY 2020
UNOFFICIAL TRANSLATION
ARTICLES OF ASSOCIATION
TECHNIP ENERGIES N.V.

1	DEFINITIONS AND INTERPRETATION.
1.1	Definitions.
In these articles of association, the following terms have the following meaning:
Annual Accounts	:	the Company's annual accounts as referred to in article 2:361 BW;
Board	:	the Company's board of directors;
Board Rules	:	the regulations adopted by the Board as referred to in article 7.1.6 of these articles of association;
BW	:	the Dutch Civil Code (Burgerlijk Wetboek);
Chairperson	:	the Non-Executive Director who serves as the chairperson of the Board as referred to under Dutch law;
Company	:	the Company to which these articles of association pertain;
Director	:	an Executive Director or Non-Executive Director;
Executive Director	:	a member of the Board appointed as executive director;
General Meeting	:	the corporate body that consists of Shareholders and all other Persons with Meeting Rights / the meeting in which Shareholders and all other Persons with Meeting Rights assemble;
Group Company	:	a Company's group company as referred to in article 2:24b BW;
Management Report	:	the Company's management report as referred to in article 2:391 BW;
Meeting Rights	:	the right, either in person or by proxy authorised in writing, to attend and address the General Meeting;
Non-Executive Director	:	a member of the Board appointed as non-executive director;
Persons with Meeting Rights	:	Shareholders, holders of a right of usufruct with Meeting Rights and holders of a right of pledge with Meeting Rights, subject to article 8.4.1;
Persons with Voting Rights	:	Shareholders with voting rights, holders of a right of usufruct with voting rights and holders of a right of pledge with voting rights, subject to article 8.4.1;
Record Date	:	the twenty-eighth day prior to the date of a General Meeting, or such other day as prescribed by law;
Shareholder	:	a holder of one or more Shares;
Share	:	an ordinary share in the Company's share capital; and
Subsidiary	:	a Company's subsidiary as referred to in article 2:24a BW.

1.2	Construction.
Any	reference to a gender includes all genders.
2	NAME, CORPORATE SEAT AND OBJECTS.
2.1	Name. Corporate seat.
2.1.1	The name of the Company is Technip Energies N.V.
2.1.2	Its corporate seat is in Amsterdam, the Netherlands.
2.2	Objects.
2.2.1	The Company's objects are:
(a)	to incorporate, participate in and conduct the management of other companies and enterprises;
(b)	to render administrative, technical, financial, economic or managerial services to other companies, persons and enterprises;
(c)	to acquire, dispose of, manage and utilize real property, personal property and other goods, including patents, trademark rights, licenses, permits and other industrial property rights;
(d)	to borrow, lend and raise funds, including the issue of bonds, promissory notes or other financial instruments and to enter into agreements in connection with aforementioned activities; and
(e)	to grant guarantees, bind the Company and to pledge or otherwise encumber its assets for obligations of the Company, Subsidiaries and third parties,
and	to perform all activities which are incidental to or which may be conducive to any of the foregoing.
3	SHARE CAPITAL.
3.1	Share structure.
3.1.1	The authorised share capital of the Company amounts to [●] euro (EUR [●]) and is divided into [●] Shares, each with a nominal value of one eurocent (EUR 0.01).
3.1.2	The Shares are registered and numbered consecutively from 1 onwards.
3.1.3	No share certificates shall be issued.
3.2	Issue of Shares.
3.2.1
Shares are issued pursuant to a Board resolution if the Board has been authorised to do so by a resolution of the General Meeting for a specific period with due observance of Dutch law. Such resolution of the General Meeting must state the number of Shares that may be issued. The authorisation may be extended by specific consecutive periods with due observance of Dutch law. Unless otherwise stipulated at its grant, the authorisation may not be withdrawn.

3.2.2	If and insofar as the Board is not authorised as referred to in article 3.2.1, the General Meeting may resolve to issue Shares at the proposal of the Board.

3.2.3	Articles 3.2.1 and 3.2.2 equally apply to a grant of rights to subscribe for Shares, but do not apply to an issue of Shares to a person exercising a previously acquired right to subscribe for Shares.
3.3	Payment for Shares.
3.3.1
Shares may only be issued against payment of the nominal value plus, if the Shares are subscribed for at a higher amount, the difference between these amounts. Shares are issued in accordance with articles 2:80, 2:80a and 2:80b BW.

3.3.2	Payment on Shares must be made in cash if no alternative contribution has been agreed. Payment other than in cash must be made in accordance with the provisions in article 2:94b BW.
3.3.3	The Board may resolve that Shares may be paid-up at the expense of the Company's reserves.
3.3.4	Payment may be made in a currency other than the euro subject to the Company's consent and in accordance with article 2:80a(3) BW.
3.3.5	The Board may perform legal acts as referred to in article 2:94 BW without the prior approval of the General Meeting.
3.4	Pre-emptive rights.
3.4.1	Upon the issue of Shares, each Shareholder has a pre-emptive right in proportion to the aggregate amount of its Shares. This pre-emptive right does not apply to:
(a)	Shares issued to employees of the Company or of a Group Company;
(b)	Shares issued against payment other than in cash; and
(c)	Shares issued to a person exercising a previously acquired right to subscribe for Shares.
3.4.2
The Board may resolve to restrict or exclude pre-emptive rights if and insofar as the Board has been authorised to do so by the General Meeting for a specific period with due observance of Dutch law. This designation may be extended by specific consecutive periods with due observance of Dutch law. Unless otherwise stipulated at its grant, the authorisation may not be withdrawn.

3.4.3	If and insofar as the Board is not authorised as referred to in article 3.4.2, pre-emptive rights may be limited or excluded by a resolution of the General Meeting at the proposal of the Board.
A resolution of the General Meeting to limit or exclude pre-emptive rights and a resolution to authorise the Board as referred to in article 3.4.2 requires a two/thirds majority of the votes cast if less than half of the issued share capital is represented at a General Meeting.
3.4.4	Subject to article 2:96a BW, when adopting a resolution to issue Shares, the corporate body adopting such resolution determines how and during which period these pre-emptive rights may be exercised.
3.4.5	This article applies equally to a grant of rights to subscribe for Shares.
3.5	Joint ownership.
3.5.1	The persons jointly entitled to a joint ownership of Shares may only be represented vis-à-vis the Company by one person jointly designated by them in writing for that purpose.

The Board may, whether or not subject to certain conditions, grant an exemption from the first sentence of this article 3.5.1.
4	OWN SHARES AND CAPITAL REDUCTION.
4.1	Share repurchase. Disposal of Shares.
4.1.1
The Company may repurchase Shares against payment if and insofar as the General Meeting has authorised the Board to do so and with due observance of Dutch law. This authorisation is valid for a specific period with due observance of Dutch law. The General Meeting determines in its authorisation how many Shares the Company may repurchase, in what manner and at what price range. Repurchase by the Company of Shares that re not fully paid-up is null and void.

4.1.2
The authorisation of the General Meeting as referred to in article 4.1.1 is not required if the Company repurchases fully paid-up Shares for the purpose of transferring these Shares to employees of the Company or of a Group Company under any applicable equity compensation plan, provided that those Shares are quoted on an official list of a stock exchange.

4.1.3
For the purposes of article 2:98(3) BW, the relevant balance sheet will be the most recent balance sheet adopted by either the General Meeting, as included in the most recently adopted Annual Accounts or as adopted by separate resolution upon the proposal of the Board, or by the Board.

4.2	Capital reduction.
The General Meeting may resolve at the proposal of the Board to reduce the issued share capital by:
(a)	reducing the nominal value of Shares by amending the articles of association; or
(b)	cancelling Shares held by the Company itself.
5	TRANSFER OF SHARES.
5.1	Transfer of shares.
5.1.1
The transfer of a Share requires a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement by the Company of the transfer. Service of notice of the transfer deed or of a certified notarial copy or extract of that deed on the Company will be the equivalent of acknowledgement as stated in this article 5.1.1.

5.1.2
Article 5.1.1 applies mutatis mutandis to the creation of a right of usufruct or a right f pledge on a Share, provided that a pledge may also be created without acknowledgement by or service of notice on the Company, in which case article 3:239 BW applies and acknowledgement by or service of notice on the Company will replace the announcement referred to in article 3:239(3) BW.

5.1.3
For as long as Shares are listed on a regulated foreign stock exchange, the Board may resolve, with due observation of Dutch law, that articles 5.1.1 and 5.1.2 shall not apply to the Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board for the purpose of the listing on such foreign stock exchange and that the property law aspects of such Shares shall be governed by the law of the state of establishment of such stock exchange or by the law of the state in which transfers and other legal acts under property law relating to the Shares can or must be made with the consent of such stock exchange.

6	SHAREHOLDERS REGISTER AND LIMITED RIGHTS ON SHARES.
6.1	Shareholders register.
6.1.1	The Board must keep a shareholders register, the Board may appoint a registrar to keep the register on its behalf. The register must be regularly updated.

6.1.2
Each Shareholder's name, address and further information as required by law or considered appropriate by the Board are recorded in the shareholders register. Shareholders shall provide the Board with the necessary particulars in a timely fashion. Any consequences of not, or incorrectly, notifying such particulars will be the responsibility of the Shareholder concerned.

6.1.3
The shareholders register may be kept in several copies and in several places. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

6.1.4
If a Shareholder so requests, the Board provides the Shareholder, free of charge, with written evidence of the information in the shareholders register concerning the Shares registered in the Shareholder's name.

6.1.5
The provisions in articles 6.1.2 and 6.1.4 equally apply to holders of a right of usufruct or right of pledge on one or more Shares, with the exception of a holder of a right of pledge created without acknowledgement by or service of notice on the Company.

6.2	Right of Pledge.
6.2.1	Shares may be pledged.
6.2.2
If a Share is encumbered with a right of pledge, the Shareholder has the voting rights attached to that Share, unless at the creation of the pledge the voting rights have been granted to the holder of the right of pledge. Holders of a right of pledge with voting rights have Meeting Rights.

6.2.3	Shareholders who as a result of a right of pledge do not have voting rights have Meeting Rights. Holders of a right of pledge without voting rights do not have Meeting Rights.
6.3	Right of Usufruct.
6.3.1	A right of usufruct may be created on Shares.
6.3.2
If a right of usufruct has been created on a Share, the Shareholder has the voting rights attached to that Share, unless at the creation of the usufruct the voting rights were granted to the holder of the right of usufruct.

6.3.3	Shareholders who as a result of a right of usufruct do not have voting rights have Meeting Rights. Holders of a right of usufruct without voting rights do not have Meeting Rights.
7	MANAGEMENT: ONE-TIER BOARD.
7.1	Board: composition and division of tasks.
7.1.1
The Company is managed by the Board. The Board consists of one or more Executive Directors and one or more Non-Executive Directors. The Board determines the number of Executive Directors and the number of Non-Executive Directors.

7.1.2	The Board will designate one of the Non-Executive Directors as Chairperson.

The Board may designate one or more of its Non-Executive Directors as vice-chairperson. If the Chairperson is absent or unable to act, a vice-chairperson, or another Non-Executive Director designated by the Board is entrusted with the duties of the Chairperson entrusted to him by the Board.

7.1.3	The Board may grant titles to Directors.
7.1.4	The Executive Directors are primarily responsible for all day-to-day operations of the Company.

7.1.5
The Non-Executive Directors discuss and approve the strategy developed and proposed by the Executive Directors and supervise its implementation by the Executive Directors.  The Non-Executive Directors supervise (i) the Executive Directors’ policy and performance of duties and (ii) the Company's general affairs and its business, and render advice and direction to the Executive Directors. The Non-Executive Directors furthermore perform any duties allocated to them under or pursuant to Dutch law or these articles of association. The Executive Directors shall timely provide the Non-Executive Directors with the information they need to carry out their duties. With respect to the Company’s general affairs and business, the Non-Executive Directors’ responsibility is one of oversight. It is the responsibility of the Executive Directors and management to conduct the Company’s operations and prepare documents, whether or not in cooperation with the Non-Executive Directors, in accordance with applicable laws and regulations, and of the Company’s external statutory auditor to audit its financial statements. Therefore, subject to the fulfilment of his supervision and other duties set forth in these articles, the Board Rules or pursuant to applicable law, each Non-Executive Director is entitled to rely to the fullest extent permitted by law on the integrity of those persons and organizations within and outside the Company from whom such Non-Executive Director receives information, and on the accuracy of the information so provided to such Non-Executive Director by such persons or organizations.

7.1.6
With due observance of these articles of association, the Board shall adopt regulations dealing with its internal organisation, the manner in which decisions are taken, the composition, the duties and organisation of committees and any other matters concerning the Board, the Executive Directors, the Non-Executive Directors and committees established by the Board.

7.1.7
The Board may allocate its duties and powers among the Directors in the Board Rules or otherwise in writing, provided that the following duties and powers may not be allocated to the Executive Directors:

(a)	supervising the performance of the Executive Directors;
(b)	making a nomination pursuant to article 7.2.1;
(c)	determining an Executive Director's remuneration; and
(d)	instructing an auditor in accordance with article 9.2.2.
7.1.8	Directors may adopt legally valid resolutions with respect to matters that fall within the scope of the duties allocated to them in or on the basis of the Board Rules.
7.2	Board: appointment, suspension and dismissal.
7.2.1
Directors are appointed by the General Meeting on a binding nomination by the Board. A nomination by the Board shall state whether a person is nominated for appointment as Executive Director or Non-Executive Director.

7.2.2
The General Meeting may at all times overrule a binding nomination for the appointment of a Director by a two/thirds majority of the votes cast, representing more than half of the issued share capital. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is overruled. If a binding nomination for the appointment of a Director is overruled, the Board may make a new binding nomination in accordance with article 7.2.1. A second General Meeting as referred to in article 2:120(3) BW cannot be convened.

7.2.3
A Director shall be appointed for a period ending at the close of the first annual General Meeting held after his appointment. A Director may be reappointed with due observance of the preceding sentence.

7.2.4
At a General Meeting, a resolution to appoint a Director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that General Meeting or the explanatory notes thereto.

7.2.5
The General Meeting may at all times suspend or dismiss a Director. A resolution to suspend or dismiss a Director other than at the proposal of the Board requires a two/thirds majority of the votes cast, representing more than half of the issued share capital. A second General Meeting as referred to in article 2:120(3) BW cannot be convened. The Board may at all times suspend an Executive Director.

7.2.6
A suspension may be extended one (1) or more times, but may not last longer than three (3) months in aggregate. If at the end of that period, no decision has been taken on termination of the suspension or on dismissal, the suspension shall end. A suspension can be terminated by the General Meeting at any time.

7.2.7
If the seat of an Executive Director is vacant or upon the inability of an Executive Director to act, the remaining Executive Director or Executive Directors shall temporarily be entrusted with the executive management of the Company; provided that the Board may, however, provide for a temporary replacement. If the seats of all Executive Directors are vacant or upon the inability of all Executive Directors to act or the sole Executive Director, as the case may be, the executive management of the Company shall temporarily be entrusted to the Non-Executive Directors, provided that the Board may, however, provide for one or more temporary replacements.

7.2.8
If the seat of a Non-Executive Director is vacant or upon the inability of a Non-Executive Director to act, the remaining Non-Executive Director or Non-Executive Directors shall temporarily be entrusted with the performance of the duties and the exercise of the authorities of that Non-Executive Director; provided that the Board may, however, provide for a temporary replacement. If the seats of all Non-Executive Directors are vacant or upon inability of all Non-Executive Directors to act or the sole Non-Executive Director, as the case may be, the General Meeting shall be authorised to temporarily entrust the performance of the duties and the exercise of the authorities of Non-Executive Directors to one or more other individuals.

7.2.9	A Director shall in any event be considered to be unable to act within the meaning of articles 7.2.7 and 7.2.8:
(a)	during the Director's suspension; or
(b)
during periods when the Company has not been able to contact the Director (including as a result of illness), provided that such period lasted longer than five consecutive days (or such other period as determined by the Board).

7.3	Board: decision-making.
7.3.1
The Board adopts its resolutions by a simple majority of the votes cast in a meeting at which a majority of the Directors entitled to vote is present or represented, unless the Board Rules provide otherwise.

Each Director may cast one vote in the decision-making of the Board. Blank votes, abstentions and invalid votes are regarded as votes that have not been cast.
In a tie vote, the proposal shall be rejected, unless the Board Rules provide otherwise.
7.3.2
A document stating that one or more resolutions have been adopted by the Board and signed by the Chairperson or by the chairperson and secretary of the particular meeting constitutes valid proof of those resolutions.

7.3.3	At a meeting of the Board, a Director may only be represented by another Director holding a proxy in writing or in a reproducible manner by electronic means of communication.
7.3.4	A Director shall not participate in the deliberations and decision-making process if he has a direct or indirect personal conflict of interest with the Company and its associated business enterprise.
7.3.5
If the Board is unable to adopt a resolution as a result of all Directors being unable to participate in the deliberations and decision-making process due to a conflict of interest, or due to all Directors being involved in the meaning of article 2:169(4) BW, the resolution may nevertheless be adopted by the Board and article 7.3.4 does not apply.

7.3.6
The approval of the General Meeting is required for resolutions of the Board regarding an important change in the identity or character of the Company or its associated business enterprise, including in any event:

(a)	the transfer of the business enterprise, or practically the entire business enterprise, to a third party;
(b)
concluding or cancelling a long-lasting cooperation of the Company or a Subsidiary with another legal person or company or as a fully liable general partner in a partnership, provided that the cooperation or cancellation is of material significance to the Company; and

(c)
acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third of the Company's assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted Annual Accounts, by the Company or a Subsidiary.

7.3.7	A resolution by the Board to relocate the corporate office and headquarters of the Company outside of France is subject to approval of the General Meeting.
7.3.8	The Executive Directors shall not participate in the deliberations and decision-making process regarding:
(a)	making a nomination pursuant to article 7.2.1;
(b)	determining an Executive Director's remuneration; and
(c)	instructing an auditor in accordance with article 9.2.2.
7.3.9	Meetings of the Board can be held through telephone, videoconference or electronic communication.

7.3.10
The Board may also adopt resolutions without holding a meeting, provided that such resolutions are adopted in writing or in a reproducible manner by electronic means of communication, and all Directors entitled to vote consented to adopting the resolution without holding a meeting.

Articles	7.3.1, 7.3.2, 7.3.4, 7.3.5 and 7.3.7 equally apply to adoption by the Board of resolutions without holding a meeting.
7.4	Board: remuneration.
7.4.1
The Company has a policy in respect of the remuneration of Executive Directors and Non-Executive Directors. This combined policy is, or these policies are adopted by the General Meeting at the proposal of the Board. A resolution to adopt a remuneration policy requires a simple majority of the votes cast.

7.4.2
The remuneration of the Executive Directors is determined by the Board in accordance with the remuneration policy adopted by the General Meeting. The remuneration of the Non-Executive Directors is determined by the Non-Executive directors, which for the purpose of this article 7.4.2 are considered a corporate body.

7.4.3
A proposal with respect to remuneration schemes for the Directors in the form of Shares or rights to subscribe for Shares must be submitted by the Board to the General Meeting for its approval. This proposal states at least the maximum number of Shares or rights to subscribe for Shares that may be granted to Directors and the criteria for making and amending such grants.

7.5	Representation.
7.5.1	The Board and any Executive Director is authorised to represent the Company.
7.5.2
The Board may authorise one or more persons, whether or not employed by the Company, to represent the Company on a continuing basis or authorise in a different manner one or more persons to represent the Company.

7.6	Indemnity.
7.6.1	Unless Dutch law provides otherwise, current and former Directors are indemnified, held harmless and reimbursed by the Company for:
(a)	the reasonable costs of conducting a defence against claims resulting from an act or omission in performing their duties or in performing other duties the Company has asked them to fulfil;
(b)	any compensation or financial penalties they owe as a result of an act or omission as referred to in article 7.6.1(a);
(c)	any amounts they owe under settlements they have reasonably entered into in connection with an act or omission as referred to in article 7.6.1(a);
(d)	the reasonable costs of other proceedings in which they are involved as a current or former Director, except for proceedings in which they are primarily asserting their own claims; and
(e)	tax damage due to reimbursements in accordance with this article.
7.6.2	An indemnified person is not entitled to the reimbursement referred to in article 7.6.1 insofar as:
(a)
it has been established in a final and non-appealable decision of the competent court or, in the event of arbitration, of an arbitrator, that the act or omission of the indemnified person can be described as deliberate (opzettelijk), wilfully reckless (bewust roekeloos) or seriously culpable. In that case, the indemnified person must immediately repay the sums reimbursed by the Company, unless Dutch law provides otherwise or this would, in the given circumstances, be unacceptable according to standards of reasonableness and fairness; or

(b)	the costs or the capital losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or capital losses; or
(c)	the indemnified person failed to notify the Company as soon as possible of the costs or the capital losses or of the circumstances that could lead to the costs or capital losses.
7.6.3
The Company shall reimburse costs and capital losses immediately on receipt of an invoice or another document showing the costs or capital losses incurred by the indemnified person, on the condition that the indemnified person has undertaken in writing to repay these costs and reimbursements if a repayment obligation as referred to in article 7.6.2 arises.

7.6.4	The indemnified person shall comply with the Company’s instructions regarding the defence strategy and coordinate the defence strategy with the Company beforehand.
7.6.5	The Company may take out liability insurance for the benefit of the indemnified persons.
7.6.6	The Board may further implement this article 7.6 in an agreement or otherwise.
7.6.7
This article may be amended without the consent of the indemnified persons, but the indemnity granted in this article will remain in force for claims for the reimbursement of costs and other payments as referred to in this article that resulted from an act or omission by the indemnified person in the period when the indemnity was in effect.

8	GENERAL MEETINGS.
8.1	General Meetings.
8.1.1	General Meetings can be held in Amsterdam, Eindhoven, Groningen, Haarlem, Haarlemmermeer (Schiphol Airport), The Hague, Hoofddorp, Maastricht, Rotterdam and Zoetermeer.
8.1.2	The annual General Meeting shall be held each year, no later than six months after the end of the financial year of the Company.
8.1.3
The Board shall provide to the General Meeting any information it requests, unless this would be contrary to an overriding interest of the Company. If the Board invokes an overriding interest, the reasons for this must be explained.

8.2	General Meetings: convening meetings.
8.2.1	General Meetings are convened by the Board.
8.2.2
One or more holders of Shares and/or other Persons with Meeting Rights alone or jointly representing at least the percentage of the issued share capital as required by Dutch law may request the Board in writing or by electronic means to convene a General Meeting, setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that the General Meeting could be held within the relevant statutory period after the request, the requesting person or persons may, at their request, be authorised by the preliminary relief judge of the district court to convene a General Meeting.

8.3	General Meetings: notice of meetings and agenda.
8.3.1
Notice of a General Meeting must be given by the Board with due observance of a notice period of at least such number of days prior to the day of the meeting as required by Dutch law and in accordance with Dutch law.

8.3.2
The Board may decide that the notice to a Person with Meeting Rights who agrees to an electronic notification, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the Company for such purpose.

8.3.3	The notice convening a meeting is issued in accordance with Dutch law and by a public announcement in electronic form which can be directly and continuously accessed until the General Meeting.
8.3.4
An item requested in writing by one or more Shareholders and/or other Persons with Meeting Rights solely or jointly representing at least the percentage of the issued share capital as required by Dutch law shall be included in the notice of the meeting or announced in the same manner, if the Company has received the request, including the reasons, no later than on the day prescribed by Dutch law. However, the Board has the right not to place proposals from persons mentioned above in this article 8.3.4 on the agenda if the Board judges them to be evidently not in the interest of the Company.

8.3.5
Requests as meant in articles 8.2.2 and 8.3.4 may be submitted electronically. The Board may attach conditions to requests referred to in the previous sentence, which conditions shall be posted on the website of the Company.

8.4	General Meetings: attending meetings.
8.4.1
Those Persons with Meeting Rights and those Persons with Voting Rights who are on the Record Date for a General Meeting listed as such in a register designated for that purpose by the Board, are deemed Persons with Meeting Rights or Persons with Voting Rights, respectively, for that General Meeting, regardless of who is entitled to the Shares at the time of the relevant General Meeting.

8.4.2
In order for a person to be able to exercise Meeting Rights and the right to vote in a General Meeting, that person must notify the Company in writing of his intention to do so no later than on the day and in the manner mentioned in the notice convening the General Meeting.

8.4.3
The Board may decide that Persons with Voting Rights may, within a period prior to the General Meeting to be set by the Board, which period cannot begin prior to the Record Date, cast their votes electronically or by means of a letter in a manner to be decided by the Board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

8.4.4	The Board may resolve that the proceedings at the meeting may be observed by electronic means of communication.
8.4.5
The Board may decide that each Person with Meeting Rights has the right, in person or represented by a written proxy, to take part in, address and, to the extent he is entitled to vote, to vote at the General Meeting using electronic means of communication, provided that such person can be identified via the same electronic means and is able to directly observe the proceedings and, to the extent he is entitled to vote, to vote at the meeting. The Board may attach conditions to the use of the electronic means of communication, provided that these conditions are reasonable and necessary for the identification of the Person with Meeting Rights and for the reliability and security of the communication. The conditions must be included in the notice convening the meeting and be published on the Company’s website.

8.4.6	Directors are authorised to attend the General Meeting, in person or by electronic means of communication, and have an advisory vote at the General Meeting.
8.4.7	The chairperson of the General Meeting decides on all matters relating to admission to the General Meeting. The chairperson of the General Meeting may admit third parties to the General Meeting.
8.4.8
The Company may direct that any person, before being admitted to a General Meeting, identify himself by means of a valid passport or other means of identification and/or should be submitted to such security arrangements as the Company may consider to be appropriate under the given circumstances.

8.4.9	The General Meeting may be conducted in a language other than the Dutch language, if so determined by the chairperson of the General Meeting.
8.5	General Meetings: order of discussion, minutes.
8.5.1
The General Meeting is chaired by the Chairperson or by one of the other Directors or any other person designated for that purpose by the Board. The chairperson of the General Meeting appoints the secretary of the General Meeting.

8.5.2
The chairperson of the General Meeting determines the order of discussion and may limit speaking time or take other measures to ensure that the meeting proceeds in an orderly manner. The chairperson of the General Meeting may chair the General Meeting by electronic means of communication.

8.5.3	All issues relating to the proceedings at or concerning the meeting are decided by the chairperson of the General Meeting.
8.5.4
Minutes of the business transacted at the meeting must be kept by the secretary of the meeting, unless a notarial record of the General Meeting is prepared. Minutes of a General Meeting are adopted and subsequently signed by the chairperson and the secretary of the General Meeting.

8.5.5
A written confirmation signed by the Chairperson or by the chairperson of the General Meeting stating that the General Meeting has adopted a resolution constitutes valid proof of that resolution towards third parties.

8.6	General Meetings: decision-making.
8.6.1
Insofar the law or these articles of association do not prescribe a larger majority, the General Meeting adopts resolutions by a simple majority of votes cast. Insofar the law does not prescribe otherwise, resolutions of the General Meeting require the approval of the Board unless the resolution has been adopted at the proposal of the Board.

8.6.2	Each Share confers the right to cast one vote at the General Meeting.
Blank votes, abstentions and invalid votes are regarded as votes that have not been cast.
8.6.3
No vote may be cast at the General Meeting for a Share held by the Company or one of its Subsidiaries or in respect of a Share for which any of them holds the depository receipts. Holders of a right of usufruct or a right of pledge on Shares belonging to the Company or its Subsidiaries are not excluded from voting if the right of usufruct or the right of pledge was created before the Share concerned belonged to the Company or one of its Subsidiaries. The Company or a Subsidiary may not cast a vote in respect of a Share on which it holds a right of usufruct or a right of pledge.

8.6.4	The chairperson of the General Meeting determines the method of voting.

8.6.5	The ruling by the chairperson of the General Meeting on the outcome of a vote is decisive.
8.6.6	The chairperson of the General Meeting shall decide in event of a tie vote.
8.6.7	All disputes concerning voting for which neither the law nor the articles of association provide a solution are decided by the chairperson of the General Meeting.
9	FINANCIAL YEAR, ANNUAL REPORTING AND AUDITOR.
9.1	Financial year. Annual reporting.
9.1.1	The Company’s financial year coincides with the calendar year.
9.1.2
Each year, within the period prescribed by Dutch law, the Board shall prepare Annual Accounts. The Annual Accounts must be accompanied by an auditor’s statement as referred to in article 9.2.1, the Management Report, and the additional information to the extent that this information is required.

9.1.3	The Annual Accounts must be signed by all Directors. If the signature of one or more of them is missing, this and the reasons for this must be disclosed.
9.1.4
The Company shall ensure that the Annual Accounts, the Management Report and the additional information referred to in article 9.1.2 are available at the Company’s address from the day of the notice of the General Meeting at which they are to be discussed.

The Persons with Meeting Rights may inspect these documents and obtain a copy free of charge.
9.1.5	The Annual Accounts are adopted by the General Meeting.
9.1.6	In the General Meeting where adoption of the Annual Accounts is discussed, a proposal to grant discharge to the members of the Board may be discussed as a separate item on the agenda.
9.2	Auditor.
9.2.1
The General Meeting instructs a statutory auditor to audit the Annual Accounts in accordance with article 2:393(3) BW. The instruction may be given to a firm in which chartered accountants work together. The Board shall nominate an auditor for instruction.

9.2.2	If the General Meeting fails to issue the instructions to the auditor, the Board is authorised to do so.
9.2.3
The instructions issued to the auditor may be revoked by the General Meeting and by the corporate body issuing the instructions. The instructions may only be revoked for valid reasons and in accordance with article 2:393(2) BW.

9.2.4	The auditor shall report the findings of the audit to the Board and present the results of the audit in a statement on the true and fair view provided by the Annual Accounts.
9.2.5	The Board may issue instructions (other than those referred to above) to the above auditor or to a different auditor at the Company’s expense.
10	PROFIT, LOSS AND DISTRIBUTIONS.
10.1	Profit and loss. Distributions on Shares.
10.1.1	Distribution of dividends pursuant to this article 10.1 will take place after the adoption of the Annual Accounts which show that the distribution is allowed.
10.1.2
The Company may make distributions on Shares only to the extent that its shareholders' equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by Dutch law or the articles of association.

10.1.3	The Board may determine that any amount out of the profit will be added to the reserves.
10.1.4	The profit remaining after application of article 10.1.3 will be at the disposal of the General Meeting.
10.1.5	The General Meeting may only resolve to make a distribution on Shares in kind or in the form of Shares at the proposal of the Board.
10.1.6
Subject to the other provisions of this article 10.1, the General Meeting may, at the proposal of the Board, resolve to make distributions on Shares to the debit of one or several reserves which the Company is not prohibited from distributing by virtue of Dutch law or the articles of association.

10.1.7
For the purpose of calculating the amount of any distribution, Shares held by the Company shall not be taken into account. No distribution shall be made on Shares held by the Company, unless those Shares are encumbered with a right of usufruct or a right of pledge.

10.2	Interim distributions.
10.2.1	The Board may resolve to make interim distributions on Shares if an interim statement of assets and liabilities shows that the requirement of article 10.1.2 has been met.
10.2.2
The interim statement of assets and liabilities referred to in article 10.2.1 relates to the condition of the assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute is published. This interim statement must be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved under Dutch law and the articles of association must be included in the statement of assets and liabilities. This statement must be signed by the Directors. If one or more of their signatures are missing, this absence and the reason for this absence must be stated.

10.3	Notices and payments.
10.3.1
Any proposal for a distribution on Shares must immediately be published by the Board in accordance with the regulations of the stock exchange where the Shares are officially listed at the Company’s request. The notification must specify the date when and the manner in which the distribution will be payable or - in the case of a proposal for distribution - is expected to be made payable.

10.3.2	Distributions will be payable on the day determined by the Board.
10.3.3
The persons entitled to a distribution shall be the relevant Shareholders, holders of a right of usufruct on Shares and holders of a right of pledge on Shares, at a date to be determined by the Board for that purpose. This date shall not be earlier than the date on which the distribution was announced.

10.3.4	Distributions which have not been claimed upon the expiry of five years and one day after the date when they became payable will be forfeited to the Company and will be carried to the reserves.
10.3.5	The Board may determine that distributions will be made payable in euro or in another currency.
11	AMENDMENT OF THE ARTICLES OF ASSOCIATION, DISSOLUTION AND LIQUIDATION.
11.1	Amendments to these articles of association. Dissolution.
11.1.1	A resolution to amend these articles of association or to dissolve the Company may only be adopted by the General Meeting at the proposal of the Board.

11.1.2
If a proposal to amend these articles of association is to be submitted to the General Meeting, it shall be so stated in the notice convening the meeting, and a copy of the proposal containing the text of the proposed amendment shall be made available at the Company's office for inspection by every Shareholder and other Person with Meeting Rights from the date of the notice convening the meeting until the conclusion of such General Meeting.

11.2	Liquidation.
11.2.1	If the Company is dissolved, the liquidation is carried out by the Board, unless the General Meeting resolves otherwise at the proposal of the Board.
11.2.2	These articles of association remain in force where possible during the liquidation.
11.2.3
The surplus assets of the Company remaining after satisfaction of its debts will be for the benefit of the Shareholders in proportion to the nominal value amount of Shares held by each of them, in accordance with the provisions of article 2:23b BW.